Exhibit 99.1

U POWER LIMITED

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of RMB and US$, except for number of shares)

		As of
		December 31,	June 30,	June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,881	107,830	14,870
Restricted cash		1,027	1,027	142
Accounts receivable	5	1,617	655	90
Inventories	6	5,457	6,605	911
Advance to suppliers	7	6,993	17,413	2,401
Other current assets	8	33,917	37,744	5,205
Amount due from related parties	17	120	175	24
Total current assets		54,012	171,449	23,643

Non-current assets:
Property, plant and equipment, net	9	16,282	14,046	1,937
Intangible assets, net	10	286	236	33
Operating lease right-of-use assets, net	15	19,250	16,819	2,319
Long-term investments	11	111,811	111,791	15,417
Refundable deposit for investment	12	80,183	74,877	10,326
Other non-current assets		30	24	3
Total non-current assets		227,842	217,793	30,035
Total assets		281,854	389,242	53,678

LIABILITIES AND EQUITY
Current liabilities:
Current portion of loan payables	16	6,500	6,500	896
Accounts payable		11,130	13,182	1,818
Accrued expenses and other liabilities	14	33,735	30,430	4,196
Income tax payables	19	2,580	3,932	542
Advances from customers		3,258	4,913	678
Operating lease liabilities – current	15	1,696	1,271	175
Amount due to related parties	17	251	11,263	1,553
Total current liabilities		59,150	71,491	9,858

Non-current liabilities:
Operating lease liabilities – non-current	15	4,789	4,361	601
Non-current portion of long-term borrowing	13	10,000	10,000	1,379
Non-current portion of loan payables	16	-	-	-
Total non-current liabilities		14,789	14,361	1,980
Total liabilities		73,939	85,852	11,838

Commitments and contingencies	22	2,900	2,900	400

Shareholders’ equity:
Ordinary shares (US$0.0000001 par value; 500,000,000,000 shares authorized; 50,000,000 and 52,500,000 issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)		-	-	-
Additional paid-in capital		319,775	417,428	57,566
Accumulated deficit		(153,838)	(157,305)	(21,693)
Total U POWER LIMITED’s shareholders’ equity		165,937	260,123	35,873
Non-controlling interests		39,078	40,367	5,567
Total equity		205,015	300,490	41,440
Total liabilities and equity		281,854	389,242	53,678

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the six months ended June 30,
	Notes	2022	2023	2023
		RMB	RMB	US$
Net revenues
Product sales		2,634	-	-
Sourcing services		1,300	1,435	198
Battery-swapping services		343	461	64
Total net revenues		4,277	1,896	262
Cost of revenues		(2,748)	(597)	(82)
Gross profit		1,529	1,299	180

Operating expenses:
Sales and marketing expenses		(866)	(1,012)	(140)
General and administrative expenses		(11,525)	(16,792)	(2,316)
Research and development expenses		(2,810)	(1,941)	(268)
Expected credit losses		-	(2,086)	(288)
Total operating expenses		(15,201)	(21,831)	(3,012)
Operating loss		(13,672)	(20,532)	(2,832)
Interest income		1,196	31	4
Interest expenses		(239)	(497)	(69)
Other income		10	16,145	2,226
Other expenses		(276)	(981)	(135)
Loss before income taxes		(12,981)	(5,834)	(806)
Income tax expenses	19	(5)	(1,344)	(185)
Net loss		(12,986)	(7,178)	(991)
Less: Net loss attributable to non-controlling interests		(2,029)	(3,711)	(512)
Net loss attributable to the Company’s shareholders and total comprehensive loss		(10,957)	(3,467)	(479)

Loss per share attributable to ordinary shareholders of the Company’s shareholders *
Basic and diluted	21	(0.22)	(0.07)	(0.01)

Weighted average shares used in calculating basic and diluted loss per share *
Basic and diluted		50,000,000	50,416,667	50,416,667

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands of RMB and US$, except for number of shares)

					Total
			Additional		U POWER LIMITED	Non-
	Ordinary shares		paid-in	Accumulated	shareholders’	controlling	Total
	shares*	Amount	capital	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	50,000,000	-	319,775	(107,917)	211,858	45,824	257,682
Consolidated net loss	-	-	-	(10,957)	(10,957)	(2,029)	(12,986)
Capital contribution from issurance of ordinary shares	-	-	-	-	-	-	-
Capital contribution from non-controlling shareholders	-	-	-	-	-	-	-
Balance as of June 30, 2022	50,000,000	-	319,775	(118,874)	200,901	43,795	244,696
Balance as of January 1, 2023	50,000,000	-	319,775	(153,838)	165,937	39,078	205,015
Consolidated net loss	-	-	-	(3,467)	(3,467)	(3,711)	(7,178)
Capital contribution from issurance of ordinary shares	2,500,000	-	97,653	-	97,653	-	97,653
Capital contribution from non-controlling shareholders	-	-	-	-	-	5,000	5,000
Balance as of June 30, 2023 in RMB	52,500,000	-	417,428	(157,305)	260,123	40,367	300,490
Balance as of June 30, 2023 in US$	-	-	57,566	(21,693)	35,873	5,567	41,440

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

U POWER LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2022	2023	2023
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(12,986)	(7,178)	(991)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	850	1,320	182
Amortization of right-of-use assets	6,521	2,762	381
Loss on termination of right-of-use assets	-	-	-
Expected credit losses	-	2086	288
Impairment of inventory	-	-	-
Share of loss in equity method investee	-	-	-

Changes in operating assets and liabilities:
Accounts receivables	(2,913)	933	129
Inventories	(1,513)	(1,149)	(158)
Advance to suppliers	36,101	(10,853)	(1,497)
Other current assets	(3,392)	(5,452)	(752)
Amount due from related parties	139	(55)	(8)
Other non-current assets	45	-	-
Accounts payables	2,220	2,053	283
Accrued expenses and other payables	2,104	(3,304)	(456)
Income tax payables	-	1,351	186
Advance from customers	(34,291)	1,655	228
Amount due to related parties	1,021	11,012	1,519
Operating lease liabilities	(6,049)	(1,184)	(163)
Net cash used in operating activities	(12,143)	(6,003)	(829)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(862)	972	134
Purchases of intangible assets	(12)	-	-
Loans provided to third parties	(914)	-	-
Loans repayments from third parties	1,653	5,307	732
Loans provided to related parties	(1)	-	-
Loans repayments from related parties	-	-	-
(Payment for) Return of long-term investments	(1,750)	20	3
Net cash used in (provided by) investing activities	(1,886)	6,299	869

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by non-controlling shareholders	1	5,000	690
Loans received from a third party	1,101	-	-
Loans received from long-term bank borrowing	-	-	-
Proceeds from issuance of loan payable	-	-	-
Capital contribution from issurance of ordinary shares	-	97,653	13,467
Repayments of long-term bank borrowing	-	-	-
Repayments of loan payable	-	-	-
Net cash provided by financing activities	1,102	102,653	14,157

Net increase (decrease) in cash and cash equivalents and restricted cash	(12,927)	102,949	14,197
Cash and cash equivalents and restricted cash at beginning of year	25,687	5,908	815
Cash and cash equivalents and restricted cash at end of period	12,760	108,857	15,012

Supplemental disclosures of non-cash activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	-	331	46
Derecognition of right-of use-assets	-	-	-
Derecognition of lease liabilities	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

(a) Nature of operations

U POWER LIMITED (the “Company”) was incorporated in the Cayman Islands on June 17, 2021, under the Cayman Islands Companies Law as an exempted company with limited liability. Anhui Yousheng New Energy Technology Group Co., Ltd. (“AHYS”, formerly known as “Shanghai Yousheng New Energy Technology Group Co. Ltd.”) was incorporated in the People’s Republic of China (the “PRC” or “China”) on May 16, 2013. AHYS, together with its subsidiaries (collectively, the “Operating Entities”) are principally engaged in the provision of: 1) new energy vehicles development and sales; 2) battery swapping stations manufacturing and sales; 3) battery swapping services; and 4) sourcing services (collectively, “Principal Business”).

(b) Reorganization

In preparation of its initial public offering (“IPO”) in the United States, the following transactions were undertaken to reorganize the legal structure of the Operating Entities. The Company was incorporated in connection with a group reorganization (the “Reorganization”) of the Operating Entities. On June 30, 2021, and January 5, 2022, the Company incorporated two wholly-owned subsidiaries, Youcang Limited (“Youcang”) and U Robur Limited (“U Robur BVI”) in British Virgin Islands, respectively. On July 19, 2021, Youcang incorporated a wholly-owned subsidiary, Energy U Limited (“Energy U”) in Hong Kong. On January 24, 2022, U Robur BVI incorporated a wholly-owned subsidiary, U Robur Limited (“U Robur HK”). On January 27, 2021, Energy U incorporated a wholly-owned subsidiary, Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”) in the PRC.

On July 8, 2022, the Company, through WFOE, entered into an equity purchase agreement with AHYS and its then shareholders, through which the Company has become the ultimate primary beneficiary of AHYS. As all the entities involved in the process of the Reorganization are under common ownership of AHYS’s shareholders before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The Company and its subsidiaries hereinafter are collectively referred to as the “Group”.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Youcang Limited (“Youcang”)	June 30, 2021	British Virgin Islands	100%	Investment holding
Energy U Limited (“Energy U”)	July 19, 2021	Hong Kong	100%	Investment holding
Shandong Yousheng New Energy Technology Development Co, Ltd. (“WFOE”)(1)	January 27, 2022	PRC	100%	Provision of technical and consultation services
Anhui Yousheng New Energy Co., Ltd (“AHYS”)(1)	May 16, 2013	PRC	100%	Dormant Company
Youpin Automobile Service Group Co. Ltd. (“Youpin”)(1)	July 18, 2013	PRC	53.1072%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Shanghai Youqiao International Trade Co., Ltd. (“SH Youqiao”)(1)	May 29, 2014	PRC	100%	Dormant Company
Shanghai Youchuangneng Digital Technology Co., Ltd. (“SY Digital Tech) (1)	November 13, 2015	PRC	100%	Provision of new energy vehicles sales, battery swapping stations sales, battery swapping services and sourcing services
Youguan Financial Leasing Co., Ltd. (“Youguan Financial Leasing”)(1)	February 27, 2017	PRC	100%	Dormant Company
Chengdu Youyipin Trading Co., Ltd. (“CD Youyipin”)(1)	June 21, 2019	PRC	100%	Dormant Company
Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”)(1)	May 21, 2020	PRC	80%	Provision of sourcing services
Youpin Automobile Service (Shandong) Co., Ltd. (“Youpin SD”)(1)	June 30, 2020	PRC	86.96%	Provision of new energy vehicles sales and sourcing services
Chengdu Youyineng Automobile Service Co., Ltd. (“CD Youyineng”)(1)	October 29, 2020	PRC	100%	Provision of battery swapping stations manufacturing
Shanghai Youteng Automobile Service Co., Ltd. (“SH Youteng”)(1)	November 3, 2020	PRC	70%	Dormant Company
Liaoning Youguan New Energy Technology Co. Ltd. (“LY New Energy”)(1)	November 8, 2019	PRC	100%	Provision of new energy vehicles sales and sourcing services
Zibo Youyipin Trading Co. Ltd. (“Zibo Youyipin”)(1)	March 18, 2021	PRC	100%	Dormant Company
Shanghai Youxu New Energy Technology Co., Ltd. (“SH Youxu”)(1)	March 22, 2021	PRC	100%	Provision of battery swapping stations sales and battery swapping services
Dalian Youshengchi Automobile Trading Service Co., Ltd. (“DL Youshengchi”)(1)	March 23, 2021	PRC	100%	Dormant Company
Quanzhou Youyi Power Exchange Network Technology Co., Ltd. (“QZ Youyi”)(1)	June 29, 2021	PRC	100%	Provision of battery swapping services
Youxu New Energy Technology (Zibo) Co., Ltd. (“Youxu Zibo”)(1)	July 29, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Youxu (Xiamen) Power Exchange Network Technology Co., Ltd. (“Youxu XM”)(1)	August 10, 2021	PRC	100%	Provision of battery swapping services
Xinjiang Youxu Supply Chain Management Co., Ltd. (“XJ Youxu”)(1)	October 12, 2021	PRC	100%	Dormant Company
Wuhu Youxu New Energy Technology Co., Ltd. (“WH Youxu”) (1)	November 12, 2021	PRC	100%	Provision of batter swapping stations manufacturing
Beijing Youxu New Energy Technology Co., Ltd. (“BJ Youxu”)(1)	December 21, 2021	PRC	100%	Dormant Company
Henan Youxu New Energy Technology Co., Ltd. (“HN Youxu”) (1)	December 1, 2022	PRC	80%	Dormant Company
Youxu New Energy (Dalian) Co., Ltd. (“DL Youxu”)(1)	June 8, 2022	PRC	100%	Dormant Company
Tai’an Youxu New Energy Technology Co., Ltd. (“TA Youxu”) (1)	August 22, 2022	PRC	100%	Dormant Company
Shandong Youxu New Energy Co., Ltd. (“SD Youxu”) (1)	August 26, 2022	PRC	100%	Dormant Company
Nanning Youguan Digital Technology Co., Ltd (“NN Youguan”) (1)	July 12, 2022	PRC	100%	Dormant Company
Youxu New Energy Technology (Nanyang) Co., Ltd. (“NY Youxu”) (1)	March 14, 2023	PRC	70%	Provision of batter swapping stations manufacturing
Liaoning Youxu New Energy Technology Co., Ltd. (“LN Youxu”) (1)	March 9, 2023	PRC	51%	Provision of batter swapping stations manufacturing

(1)	Collectively, the “PRC subsidiaries”.

(c) Initial Public Offering

In April 2023, the Company, in connection with its IPO in the United States, issued 2,416,667 ordinary shares with net proceeds from the IPO of approximately US$13,002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(b) Principles of consolidation

The accompanying consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation. The non-controlling interests in consolidated subsidiaries are shown separately in the consolidated financial statements.

(c) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include the incremental borrowing rate used in the recognition of right-of-use assets and lease liabilities, inventory write-down, expected credit losses, the useful lives of property and equipment and intangible assets, contingent liabilities, valuation allowance for deferred tax assets and the estimated performance obligations completion progress towards certain services revenue. The Group bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to the Group’s reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and British Virgin Islands is US Dollar (“US$”). The functional currency of the Company’s subsidiaries which incorporated in Hong Kong is Hong Kong Dollar (“HK$”). The functional currency of the Company’s subsidiaries which incorporated in PRC is RMB.

In the consolidated financial statements, the financial information of the Company and other entities located outside of PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive income (loss). There is nil foreign currency translation gain or loss recognized for the six months ended June 30, 2022 and 2023.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

(e) Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, change in equity and related consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB7.2513, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023 or at any other rate.

(f) Non-controlling interest

For certain subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss or income on the consolidated statements of operations includes the net loss or income attributable to non-controlling interests. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations to distinguish the interests from that of the Company.

(g) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(h) Restricted cash

Restricted cash represents the cash that is not freely available to be spent nor re-invested to sustain future growth, which is legally or contractually restricted, or only to be used for a specified purpose. The restrictions can be permanent or temporary. Failure to use the asset according to agreed limitations will generate contractual or legal consequences.

(i) Expected credit losses

Accounts receivable, advance to suppliers and other current assets are recognized at original invoiced amount. The Group measures all expected credit losses at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Group reviews the accounts receivable, advance to suppliers and other current assets, and recognizes the expected credit losses based on many factors, including the customer’s payment history, its current credit-worthiness and current economic trends.

Based on the result of the Group’s estimation of collectability, the Group recognized RMB9,801 and RMB2,087 (US$288) of expected credit losses for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively.

(j) Inventories

Inventories, consisting of raw materials and products available for sale, are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Group records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. The Group recognized RMB180 and nil of inventory impairment for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively.

(k) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Within the property, plant and equipment, the value for construction in process is included within the manufacturing equipment.

Category	Estimated useful life
Leasehold improvements	1-3 years
Manufacturing equipment	3 – 10 years
Computer and electronic equipment	3 – 5 years
Office equipment	2 – 4 years
Motor vehicles	3 – 4 years

(l) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 3 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, equipment and software and right-of-use assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively.

(n) Long-term investments

The Group’s long-term investments mainly include equity investments in entities. Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments - Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

(o) Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits and other receivables, accounts payable, amounts due to related parties, other payables, short-term bank and other borrowings and loan payables. As of June 30, 2023, the carrying values of these financial instruments are approximated to their fair values.

(p) Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the Group recognizes revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Group recognized revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

The Group recognized revenue when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Group performs; or

(iii)	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

The following table sets forth a breakdown of our revenues, in absolute amounts and percentages of total revenues for the six months ended June 30, 2022 and 2023,

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sourcing services	1,300	30.4	1,435	198	75.7
Product sales	2,634	61.6	-	-	-
Battery-swapping services	343	8.0	461	64	24.3
Total revenues	4,277	100.0	1,896	262	100.0

Sourcing services

The Group generates revenue from the vehicle sourcing business, where the Group is generally acting as an agent and its performance obligation is to purchase the specified vehicles for its customers. The Group charges customers a commission that is calculated based on the purchase price of each purchase order. Vehicle sourcing service revenues are recognized on a net basis at the point in time when the service of purchase of the specified vehicles for the Group’s customers is completed, i.e., the specified vehicle for the Group’s customers is delivered. Payments are typically received in advance and are accounted for as contract liabilities until delivery, at which point the receipt in advance from customers is offset with the prepayment to the supplier and the difference representing the commission is recognized as revenue.

Product sales

The Group generates revenues from sales of battery swapping stations. The Group identifies those who purchase battery swapping stations as its customers. The revenue for battery swapping station sales is recognized at a point in time when the control of the product is transferred to the customer.

Battery swapping services

The Group also generates revenues from providing battery swapping services to vehicle drivers and the station control system upgrading services to battery-swapping station owners. The Group identifies the vehicle drivers who need the services of battery swapping and the owners of battery swapping stations who require station control system upgrading services as its customers.

The Group charges the battery swapping service fees from its customers based on vehicle miles traveled. However, as usually, the swapped battery will be immediately used after the payment by customers for driving and the power consumption of vehicles will be fast, the Group ignores the time interval between the timing of payment in advance by customers and the usage life of the swapped battery. The revenue generated from battery swapping services to vehicle drivers is recognized at a point in time when the Group received the payment from vehicle drivers.

The revenue generated from the station control system upgrading service is recognized over time based on a straight-line method.

(q) Cost of revenues

Cost of sales of battery-swapping stations primarily includes semi-finished goods purchased from suppliers, labor costs and manufacturing including depreciation of assets associated with production. Costs of battery-swapping services mainly include the electric charge costs and the rental costs of batteries for battery swapping services.

(r) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) compensation to selling personnel, including the salaries, performance-based bonus, and other benefits; (ii) travel cost related to the sales and marketing function; and (iii) bid, advertising, marketing, and brand promotion expenses.

(s) Research and development expenses

Research and development expenses consist primarily of personnel-related costs directly associated with research and development organization. The Group’s research and development expenses are related to enhancing and developing UOTTA technology for its existing products and new product development. The Group expenses research and development costs as incurred.

(t) General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to research and development activities, such as depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

(u) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made.

(v) Government grants

The Group’s PRC-based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consisted of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as product development and renewal of production facilities. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as advances payable when received. For specific subsidies, upon government acceptance of the related project development or asset acquisition, the specific purpose subsidies are recognized to reduce related R&D expenses or the cost of asset acquisition. Other subsidies are recognized as other operating income upon receipt as further performance by the Group is not required.

(w) Taxation

Income Taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of income and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Value added tax

Revenue represents the invoiced value of goods and services, net of value added tax (“VAT”). The VAT is based on gross sales price with VAT rates of 6% and 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(x) Comprehensive loss

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income (loss), its components and accumulated balances.

There was no other comprehensive loss for the year ended December 31, 2022, and for the six months ended 2023, respectively.

(y) Leases

The Group accounts for lease under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of the year ended December 31, 2022 and the six months ended June 30, 2023, respectively.

Operating lease assets are included within “right-of-use assets - operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2022 and June 30, 2023, respectively.

(z) Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

The Group recognized RMB2,900 and nil of commitments and contingencies for the year ended December 31, 2022 and for the six months ended June 30, 2023, respectively.

(aa) Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab) Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, excluding entities eligible to be smaller reporting companies as defined by the SEC. For all other entities, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is an emerging-growth company and has elected to adopt the new standard as of the effective date applicable to nonissues. The Group adopted ASU 2016-13 since January 1, 2023, and recognized RMB2,087 (US$288) of expected credit losses for the six months ended June 30, 2023.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning January 1, 2022, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company adopted ASU 2019-12 since January 1, 2023, and does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (“EPS”) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity uses the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update is effective for the Company’s fiscal years beginning after December 15, 2021, and the following fiscal years. Early adoption is permitted, but no earlier than the fiscal year beginning after January 1, 2022. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company adopted ASU 2020-06 beginning after December 15, 2021, and the following fiscal years, and does not expect any material impact on its financial statements.

3. LIQUIDITY

For the six months ended June 30, 2023, the Group reported a net loss of RMB7,178 (US$991), negative operating cash flows of RMB6,003 (US$829), net current assets of RMB97,058 (US$13,385), accumulated deficit of RMB157,305 (US$21,693), and the capital contribution from issurance of ordinary shares of RMB97,653 (US$13,467).

In assessing its liquidity, management monitors and analyzes the Group’s cash and cash equivalents, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

The Group’s primary source of liquidity historically has been cash generated from its business operations, bank loans, equity contributions from its shareholders and borrowings, which have historically been sufficient to meet its working capital and capital expenditure requirements.

As of the year ended December 31, 2022 and the six months ended June 30, 2023, the Group’s cash and cash equivalents and restricted cash were RMB5,908 (US$814.8) and RMB108,857 (US$15,012), respectively. The Group’s cash and cash equivalents primarily consist of cash on hand and highly liquid investments placed with banks, which are unrestricted to withdrawal and use and which have original maturities of three months or less.

The Group believes that the substantial doubt of its ability to continue as going concern is alleviated based on proceeds received from its initial public offering. Meanwhile, the Group also believe its existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from its initial public offering in April 2023, will be sufficient to meet its anticipated cash needs for the next 12 months from the date of this report. The exact amount of proceeds the Group used for its operations and expansion plans will depend on the amount of cash generated from its operations and any strategic decisions the Group may make that could alter its expansion plans and the amount of cash necessary to fund these plans.

The Group may, however, decide to enhance its liquidity position or increase its cash reserve for future investments through additional capital and finance funding. The Group may need additional cash resources in the future if it experiences changes in business conditions or other developments, or if the Group find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If the Group determine that its cash requirements exceed the amount of cash and cash equivalents it has on hand at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict its operations. The Group cannot assure that financing will be available in amounts or on terms acceptable to it, if at all.

4. CONCENTRATION OF RISKS

(a) Political, social and economic risks

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(b) Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

(c) Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash. As of the year ended December 31, 2022 and the six months ended June 30, 2023, approximately were RMB5,908 and RMB108,857 (US$15,012) were deposited with financial institutions located in the PRC, respectively, where there is a RMB 500 deposit insurance limit for a legal entity’s aggregated balance at each bank. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Currency convertibility risk

Substantially the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

5. ACCOUNTS RECEIVABLE

Accounts receivable and the expected credit losses consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Accounts receivable	1,617	684	94
Less: expected credit losses	-	(29)	(4)
	1,617	655	90

As of the year ended December 31, 2022 and the six months ended June 30, 2023, all accounts receivable were due from third-party customers. There were nil and RMB29 (US$4) of expected credit losses recognized for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively.

6. INVENTORY

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Raw materials	1,793	1,782	246
Low value consumables	41	52	8
Finished goods	3,803	4,951	682

Less: inventory impairment	(180)	(180)	(25)
	5,457	6,605	911

The Group recognized RMB180 and nil of impairment of inventory for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively.

7. ADVANCE TO SUPPLIERS

Advance to suppliers consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Advance to suppliers	15,359	26,212	3,614
Less: expected credit losses	(8,366)	(8,799)	(1,213)
	6,993	17,413	2,401

As of the year ended December 31, 2022, the balance of advance to suppliers mainly represented the prepayments in relation to the development and purchase of battery swapping stations as well as developing UOTTA-powered EVs. As of the six months ended June 30, 2023, the balance of advance to suppliers mainly represented the prepayments in relation to the development of vehicle sourcing, general and administrative expenses, and purchase of battery swapping stations. An analysis of the expected credit losses was as follows:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	-	(8,366)	(1,153)
Additional allowance for credit losses charged to expense	(8,366)	(433)	(60)
Balance at the end of the year	(8,366)	(8,799)	(1,213)

8. OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Tax recoverable	7,976	9,837	1,356
Loans to third parties	24,581	28,860	3,980
Deposits	1,218	1,138	157
Staff advances	336	434	60
Compensation receivable	842	100	14
Others	399	435	60
Less: expected credit losses	(1,435)	(3,060)	(422)
	33,917	37,744	5,205

An analysis of the expected credit losses was as follows:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Balance at beginning of the year	-	(1,435)	(198)
Additional allowance for credit losses charged to expense	(1,435)	(1,625)	(224)
Balance at the end of the year	(1,435)	(3,060)	(422)

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Leasehold improvements	754	754	104
Computer and network equipment	1,235	1,235	170
Manufacturing equipment	14,370	13,297	1,834
Office equipment	187	187	26
Motor vehicles	3,896	4,003	552
	20,442	19,476	2,686
Less: Accumulated depreciation	(4,160)	(5,430)	(749)
	16,282	14,046	1,937

For the six months ended June 30, 2022 and 2023, the Group recorded depreciation expenses of RMB539 and RMB1,269 (US$175), respectively.

10. INTANGIBLE ASSETS, NET

The following table presents the Group’s intangible assets as of the respective balance sheet dates:

	Purchased software	Internal - use software	Total	Total
	RMB	RMB	RMB	US$
Net balance as of December 31, 2022	286	-	286	39
Additions	-	-	-	-
Amortization expense	(50)	-	(50)	(6)
Net balance as of June 30, 2023	236	-	236	33

The intangible assets are amortized using the straight-line method, which is the Group’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to ten years.

Amortization expenses for intangible assets were RMB312 and RMB50 (US$6) for the six months ended June 30, 2022 and 2023, respectively. No impairment charge was recorded for the six months ended June 30, 2022 and 2023, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
2023 (July – December)	35	5
2024	70	10
2025	70	10
2026	61	8
	236	33

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Equity investments:
Zibo Hengxin Investment Partnership (Limited Partnership) (the “Fund”) (i)	110,000	110,000	15,170
Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”) (ii)	1,711	1,691	233
Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”) (iii)	100	100	14
Impairment on equity investments without readily determinable fair value	-	-	-
	111,811	111,791	15,417

(i)	In December 2020, the Group entered into a partnership agreement with Zibo Hengxin Investment Partnership (Limited Partnership) and its participating shareholder, Guanmiao (Beijing) Investment Management Co., Ltd. (“Guanmiao”), whereby the Group agreed to purchased limited partnership interest in Zibo Hengxin Investment Fund Partnership (Limited Partnership) (the “Fund”) in the amount of RMB120,000, which entitles the Group an aggregate interest of approximately 99% in the Fund. In December 2021, the Fund decreased the total partnership capital to RMB111,200 and returned to the Group by RMB10,000 and the aggregate interest of the Group was subsequently diluted to 98.9%. For the six months ended June 30, 2023, the Group generated an investment income of RMB0.01 (US$0.0014) from the operating result of Zibo Hengxin. There was no unfunded commitment to the Fund as of June 30, 2023.

The Fund’s investment strategy is primarily to invest in emerging companies of new energy automobile industry. The Fund is scheduled to be in existence until 2025, unless terminated sooner or extended in accordance with the amended and restated limited partnership agreement.

(ii)	In April 2022, the Group entered into an agreement to invest in Huzhou Zheyou New Energy Sales Co., Ltd. (“Huzhou Zheyou”), and injected capital of RMB1,750 in June 2022. The Group held an equity interest of 35% as of June 30, 2023. For the six months ended June 30, 2023, the Group generated an investment loss of RMB20 (US$3) from the operating result of Huzhou Zheyou.

(iii)	The Group entered into an agreement to invest in Chengdu Zhibo Premium Technology Co., Ltd. (“Chengdu Zhibo”), and injected capital of RMB100 in November 2022. The Group held an equity interest of 40% and has significant influence on Chengdu Zhibo. There was no investment income or loss recognized, as a result, no income or loss was generated in Chengdu Zhibo for the year ended December 31, 2022 and for the six months ended June 30, 2023.

12. REFUNDABLE DEPOSIT FOR INVESTMENT

The balance represented loans to Shanghai Lingneng Electricity Selling Co., Ltd. (“SH Lingneng”) for its operations pursuant to loan agreements entered into in 2019, bearing an interest rate of 3% per annum. Subsequently in August 2022, the Company entered into a term sheet, the result of which would be the investment into SH Lingneng’s interest equity (“Transaction”). Final terms and arrangements of this potential Transaction would be determined on Share Purchase Agreement (“SPA”), Shareholders’ Agreement (“SHA”), Memorandum of Association (“MA”) and other documents associated with the Transaction. The Company may terminate the investment agreement and abandon the transactions contemplated thereby for any reason or for no reason in its sole and absolute discretion prior to December 31, 2023, with no further obligations on its part.

13. BANK BORROWINGS

Bank borrowings were as follows as of the respective balance sheet dates:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Long-term bank borrowing, current portion	-	-	-
Long-term bank borrowing, non-current portion	10,000	10,000	1,379
	10,000	10,000	1,379

On December 13, 2021, Youxu Zibo entered into a three-year bank facility agreement with Bank of Qishang, a commercial bank in China, pursuant to which Youxu Zibo was entitled to borrow a loan of RMB10,000 with an annual interest rate of 6.87% for working capital needs. Youxu Zibo drew down the amount in full. A manufacturing facility of Youxu Zibo was pledged as collateral for this loan.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Payroll and welfare payables	1,846	2,369	327
Loan from a third party	13,104	19,965	2,753
Interest payables	639	881	39
Customer deposit	301	282	121
Payables for purchase of property and equipment	964	1,051	145
Accrued expenses	10,928	3,170	437
Deferred consideration in relation to investment	5,300	2,300	317
Others	653	412	57
	33,735	30,430	4,196

15. LEASES

The Company leases buildings, office facilities, land use rights and batteries in PRC. The Company does not have any finance lease for the year ended December 31, 2022, and for the six months ended June 30, 2023, respectively. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Company’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of sales, research and development expenses and general and administrative expenses.

A summary of supplemental information related to operating leases as of the year ended December 31, 2022 and the six months ended June 30, 2023 was as follows:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Operating lease right-of-use assets, net	19,250	16,819	2,319
Operating lease liabilities, current	1,696	1,271	175
Operating lease liabilities, non-current	4,789	4,361	601
Weighted average remaining lease terms	3.79 years	2.83 years
Weighted average discount rate	4.41%	4.25%

Cash flow information related to leases consists of the following:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Right-of-use assets obtained in exchange for new operating lease liabilities	6,603	331	46
Derecognition of right-of use-assets	7,408	-	-
Derecognition of lease liabilities	5,658	-	-

Amortization of right-of-use assets:

As of June 30, 2023
RMB
FY2023	960
FY2024	1,063
FY2025	1,075
FY2026	1,087
FY2027	1,087
FY2028	620
FY2029	290
FY2030	147
Total future lease payment	6,329
less: imputed interest	697
Represent value of future lease payments(1)	5,632

(1)	Present value of future operating lease payments consisted of current portion of operating lease liabilities and non-current portion of operating lease liabilities, amounting to RMB1,271 (US$175) and RMB4,361 (US$601) as of June 30, 2023.

16. LOAN PAYABLES

Loan payables were as follows as of the respective balance sheet dates:

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Loan payables, current portion	6,500	6,500	896
Loan payables, non-current portion	-	-	-
	6,500	6,500	896

On September 17, 2020, Zhejiang Youguan Automobile Service Co., Ltd. (“ZJ Youguan”) entered into a loan agreement with WuYi Transportation Construction Investment Group Company Limited (“WuYi Transportation Construction”), pursuant to which ZJ Youguan was entitled to borrow a loan of RMB20,000 with a weighted average interest rate of 7.5%. ZJ Youguan drew down the amount in full. On July 1, 2021, ZJ Youguan entered into a supplementary agreement with WuYi Transportation Construction, pursuant to which ZJ Youguan shall fully repay this loan by the end of 2021. ZJ Youguan repaid RMB10,000 on July 27, 2021, RMB2,000 on October 29, 2021, RMB1,000 on December 29, 2021 and RMB500 on July 29, 2022, respectively. As of June 30, 2023, the outstanding balance of this loan is RMB6,500, which is overdue.

17. RELATED PARTY TRANSACTIONS

Major related parties that transacted with the Group and their respective relationship to the Group listed as below:

Names of the related parties	Relationship with the Group
Hangzhou Youyue Travel Technology Co., Ltd. (“Hangzhou Youyue”)	An affiliate of Bingyi Zhao
Jia Li	Controlling shareholder, Director and CEO of U Power Limited
Bingyi Zhao	Director and Chief Financial Officer of U Power Limited

Youche Jingpin E-commerce (Shanghai) Co., Ltd. (“Youche Jingpin”)	An affiliate of Jia Li
Shanghai Youcang Business Consulting Partnership (Limited Partnership) (“Shanghai Youcang”)	An affiliate of Jia Li
Nanmu (Shanghai) Finance Leasing Co., Ltd. (“Nanmu”)	An affiliate of Jia Li

(a) Amounts due from related parties

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Youche Jingpi	20	20	3
Shanghai Youcang	100	155	21
	120	175	24

(b) Amounts due to related parties

	December 31	June 30
	2022	2023
	RMB	RMB	US$
Jia Li	228	2,701	372
Bingyi Zhao	23	22	3
Hangzhou Youyue	-	6	1
Nanmu	-	8,534	1,177
	251	11,263	1,553

18. EMPLOYEE BENEFIT EXPENSES

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB2,168 and RMB1,892 (US$261) for the six months ended June 30, 2022 and 2023, respectively.

19. INCOME TAXES

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Cayman Islands levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and the Company is therefore not subject to tax on income or capital gains arising in Cayman Islands.

British Virgin Islands

Subsidiaries in British Virgin Islands are not subject to tax on income or capital gains under the current laws of the British Virgin Islands. Additionally, upon payments of dividends by the Company to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first 2,000 Hong Kong dollars of profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable profit for the six months ended June 30, 2022 and 2023, respectively.

PRC

The Company’s PRC subsidiaries are incorporated in the PRC and subject to the statutory rate of 25% on the taxable income in accordance with the Enterprise Income Tax Law (the “EIT Law”), which was effective since January 1, 2008, except for certain entities eligible for preferential tax rates.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law also provides that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise.

As of June 30, 2023, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it will be subject to 25% PRC enterprise income tax under the EIT Law on its worldwide income, meanwhile the dividend it receives from another PRC tax resident company will be exempted from 25% PRC income tax. The Company will continue to monitor changes in the interpretation or guidance of this law.

Loss before income taxes consisted of:

	June 30	June 30
	2022	2023
	RMB	RMB	US$
Non-PRC	-	-	-
PRC	(12,981)	(5,834)	(806)
	(12,981)	(5,834)	(806)

The following table presents the composition of income tax expenses for the six months ended June 30, 2022 and 2023:

	June 30	June 30
	2022	2023
	RMB	RMB	US$
Current income tax expense	5	1,344	185
Deferred income tax expense	-	-	-
	5	1,344	185

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of the year ended December 31, 2022 and the six months ended June 30, 2023, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023, respectively.

20. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, enterprise expansion fund, and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts, which is included in retained earnings accounts in equity section of the consolidated balance sheets. A wholly foreign owned invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. If any PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to the Group. Any limitation on the ability of the PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to pay dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve reaches 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The Group’s provision for the statutory common reserve is in compliance with the aforementioned requirement of the Company Law. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. For the six months ended June 30, 2022 and 2023, the PRC subsidiaries did not have after-tax profit, and therefore, no statutory reserves were allocated.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and additional paid-in capital of the Group’s entities in the PRC. The aggregate amount of paid-in capital and additional paid-in capital, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution, were RMB383,980 and RMB383,823 (US$52,932) as of the year ended December 31, 2022 and six months ended June 30, 2023, respectively.

21. LOSS PER SHARE

Basic and diluted earnings per share for the years presented were calculated as follows:

	June 30	June 30
	2022	2023
	RMB	RMB	US$
Numerator:
Net loss	(12,986)	(7,178)	(991)
Less: net loss attributable to non-controlling interest	(2,029)	(3,711)	(512)
Net loss attributable to the Company’s ordinary shareholders	(10,957)	(3,467)	(479)

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	50,000,000	50,416,667	50,416,667

Basic and diluted earnings per share:	(0.22)	(0.07)	(0.01)

22. COMMITMENTS AND CONTINGENCIES

Commitments

The assets pledged as collaterals for loans of the Group is discussed in Note 13 BANK BORROWINGS.

The following table sets forth the Group’s contractual obligations as of June 30, 2023:

	Payment due by period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$

Long-term bank borrowings (i)	10,000	1,379	-	10,000	-	-
Operating lease liabilities (ii)	5,632	776	1,271	1,837	1,967	557
Loan payable to WuYi Transportation Construction (iii)	6,500	896	6,500	-	-	-
Payables to Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) (iv)	1,281	177	1,281	-	-	-
Total	23,413	3,228	9,477	11,785	1,991	1,013

(i)	Youxu Zibo’s commitment for long-term bank borrowings as of June 30, 2023 is discussed in Note 13 BANK BORROWINGS.

(ii)	Our commitment for minimum lease payments under the remaining operating leases as of June 30, 2023, 2022 is discussed in Note 15 LEASES.

(iii)	ZJ Youguan’s commitment for loan payable to WuYi Transportation Construction as of June 30, 2023 is discussed in Note 16 LOAN PAYABLES and Note 23 SUBSEQUENT EVENTS.

(iv)	AHYS’s commitment for the payables to Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) as of June 30, 2023 is discussed in Note 23 SUBSEQUENT EVENTS.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2023.

Contingencies

The Group is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Group does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the Group’s consolidated business, financial position, cash flows or results of operations taken as a whole except the following:

A contingency provision of RMB2,900 (US$400) was accounted for. Youpin Automobile Service Group Co. Ltd. (“Youpin”) was a party of a lawsuit commenced by Anhui Juhu Menchuang Technologies Company Limited (“Anhui Juhu”), in which Youpin was requested to pay the rent for an office of RMB2,000 and a penalty for breach of contract of RMB900, resulting from the early termination of the lease contract. Youpin lost the first trial on April 20, 2023. Since relevant economic loss is probable and reliably measured, relevant cash out flow of RMB2,900 (US$400) was provided for the year ended December 31, 2022.

Guarantees

From August 2021 to November 2021, Youguan Financial Leasing provided a total of RMB6,257 (US$863) guarantee to its five customers who entered into two five-year guarantees, one three-year guarantee and two four-year guarantees. As of the date of this report, all these loans are under normal repayment by these five customers.

23. SUBSEQUENT EVENTS

The Group evaluated all events that occurred up to the date of this report and determined that no events that would have required adjustment or disclosure in the consolidated financial statements except the following:

In September and December 2022, Youpin and AHYS respectively were implicated as outsiders in a lawsuit in relation to a private equity institution. However, Youpin and AHYS have actually terminated the investment agreement with the private equity institution and partially refunded the investment funds. Youpin and AHYS have filed a notice of appeal in 2023. To the date of this report, this case is in the appeal review and filing stage.

AHYS was sued by Ningbo Meishan Bonded Port Zone Chenhui Investment Partnership Enterprise (Limited Partnership) (“Chenhui”) in relation to the equity transfer transaction between AHYS and Chenhui. On May 30, 2023, AHYS and Chenhui entered into a settlement agreement. AHYS agreed to pay attorney fees, equity transfer fee and arbitration fee with a total of RMB1,281 (US$177) before December 31, 2023.

ZJ Youguan was a party of a lawsuit commenced by WuYi Transportation Construction, for its failure to repay the loan payables discussed within Note 16. LOAN PAYABLES. ZJ Youguan lost the first trial on March 20, 2023. Based on the agreement by both parties on June 13, 2023, ZJ Youguan reached a settlement with WuYi Transportation Construction that remaining RMB6,500 (US$896) loan payables shall be repaid before December 15, 2023.

Youpin SD sued one of its vehicle sourcing service providers Inner Mongolia Zhonglutong Trading Co., Ltd. for failing to deliver vehicles as scheduled to Youpin SD’s customer. Youpin SD won the case on September 8, 2022. On March 23, 2023, both parties entered into a settlement agreement, and the supplier agreed to return the deposit and liquidated damages with a total of RMB2,746 (US$379).

Youpin was sued by Beijing Hengyuan Xinye Information Technology Co., Ltd. (“Hengyuan Xinye”) who is the creditor of Nanmu (Shanghai) Finance Leasing Co., Ltd., a business partner of Youpin, for providing joint and several liability guarantee for Nanmu (Shanghai) Financial Leasing Co., Ltd by Youpin. On December 30, 2021, Youpin won the first trial. As of the date of this report, the case is currently on appeal.

On September 11, 2023, Youpin sued Hainan Gaozhan New Energy Automobile Co., Ltd. for a refund of deposit for an automobile exhibition amounting to RMB170 (US$23.4) and a penalty of breach of contract amounting to RMB200 (US$27.6). As of the date of this report, the case is currently waiting for the court session.

On July 14, 2023, SH Youxu entered into a one-year banking facility agreement with Shanghai Pudong Development Bank Co., Ltd., a commercial bank in China, pursuant to which SH Youxu was entitled to borrow a loan of RMB3.0 million (US$0.4 million), with an annual interest rate of 3.70% for working capital needs. SH Youxu withdrew the amount in full.

On August 7, 2023, Youpin SD entered into a one-year banking facility agreement with China Construction Bank, a commercial bank in China, pursuant to which Youpin SD was entitled to borrow a loan of RMB2.0 million (US$0.3 million), with an annual interest rate of 3.95%. On July 28, 2023, Youpin SD entered into two-year loan agreements with Huaneng Guicheng Trust Co., Ltd. and Shenzhen Qianhai Webank Co., Ltd., respectively, pursuant to which Youpin SD was entitled to borrow a loan of RMB0.5 million (US$0.07 million), respectively, with an annual interest rate of 15.12% and 9.9% respectively, for working capital needs. Youpin SD withdrew above amount in full.